September 12, 2025

Daniel S. Greenspan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Thrive Series Trust (Prospera Income ETF), File Nos. 333-287739 and 811-24093

Dear Mr. Greenspan:

On June 3, 2025, Thrive Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Prospera Income ETF (the “Fund”), filed a registration statement on Form N-1A (the “Registration Statement”). The Staff of the Securities and Exchange Commission (the “Staff”) provided written comments to JoAnn M. Strasser with respect to the Registration Statement. Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revisions made in the summary portion of the prospectus are carried over to other relevant portions of the prospectus but are not repeated in the responses below for the sake of brevity. Where it might be helpful, revised disclosures are underlined or struck through.
General

Comment 1: We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, distributor, Fund website URL, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any preeffective amendment.

Response:    The Registrant so acknowledges and understands that the Staff may have additional comments on such portions when completed.

September 12, 2025

Prospectus

PROSPERA INCOME ETF – FUND SUMMARY

Principal Risk of Investing in the Fund

Comment 2: Please present the principal risks in order of importance with the most significant risks appearing first. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:    The requested revision has been made.

Other Investment Company Risk, page 6
Underlying Investment Company Risk, page 7

Comment 3: Please ensure that each principal risk item in this section is sufficiently unique to warrant separate disclosure. For example, the risk discussion in the two items noted above appears to be unnecessarily duplicative and should therefore be consolidated into a single item.

Response:    The requested revision has been made.

Comment 4: Please ensure that all currently applicable aspects of Item 6(c) of Form N-1A are provided on page 7.

Response:    The Registrant has revised the disclosure on page 7 to include all currently applicable assects of Item 6(c) on Form N-1A.

ADDITIONAL INFORMATION ABOUT THE FUND

Comment 5: The Item 9(b) disclosure with respect to principal investment strategies is duplicative of Item 4. Please note that Item 9 should provide more detailed disclosure than Item 4. See IMGU 2014-08.

Response:    The Registrant has included a more detailed disclosure in Item 9 than Item 4.

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION

Comment 6: Fundamental investment restriction number 7 ends with “except as follows . . . .” However, the ensuing discussion does not pertain to fundamental investment restriction number 7. Please revise accordingly.

Response:    The Registrant has revised the disclosure as follows:

September 12, 2025

7. The Fund may not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if, as a result of that purchase, more than 25% of the Fund’s net assets (determined at the time of the investment) would be invested in securities of issuers having their principal business activities in the same industry or group of industries, ~~except as follows:~~

Part C

ITEM 28. EXHIBITS

Comment 7: Please disclose in an appropriate location in the prospectus a summary of the provisions with respect to shareholder derivative actions and, in particular, that the requirements and conditions of Article V, Section 6(a)(iii), do not apply to claims arising under the federal securities laws.

Response:    The Registrant has included the following disclosure:

THE DECLARATION OF TRUST
Anti-Takeover Provisions
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.
Limits on Derivative Actions
The Declaration of Trust includes provisions that could have the effect of limiting the ability of a shareholder to bring a derivative action. In addition to the requirements of Delaware law, no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a “Derivative Action”) unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself. Within 90 calendar days of the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law

September 12, 2025

and the Declaration of Trust, the independent Trustees will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust. This 90-day period may be extended by the independent Trustees up to 60 calendar days. The written demand conditions summarized above shall not apply to claims arising under federal securities law. The Declaration of Trust also provides that a complaining shareholder whose demand is rejected or dismissed shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with its consideration of the demand, however, such reimbursement of costs and expenses shall not apply to claims arising under federal securities laws.
The Declaration of Trust further provides that shareholders irrevocably waive all right to trial by jury in any claim, suit, action or proceeding, including Derivative Actions. With the exception of claims arising under federal securities laws, the Declaration of Trust also provides that claims must be brought exclusively in a Delaware state court, which could limit shareholder suits to an inconvenient and less favorable forum, even as to non-federal securities laws claims.
Reference should be made to the Declaration of Trust, which was filed with the SEC in the initial registration statement, for the full text of these provisions.

Comment 8: Please disclose in an appropriate location in the prospectus the provision with respect to exclusive Delaware jurisdiction over claims, suits, actions, or proceedings (Article IX, Section 11) and the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:    The requested revision has been made. The Registrant respectfully refers the Staff to its response to Comment 7 for the requested disclosure.

ITEM 35. UNDERTAKING.

Comment 9: As applicable, please comply with the requirements of § 230.484 (“Undertaking required in certain registration statements”).

Response:    The Registrant understands the Staff’s comment as requesting that the Registrant comply with the requirements of § 230.484 (“Undertaking required in certain registration statements”), to the extent applicable, in response to Item 30 of Form N-1A. The required Rule 484 disclosure is included in Item 30.

Accounting Comments

Comment 10: Please confirm the party responsible for the payment of organization and offering expenses and, if the Fund is liable, confirm that these expenses are included in Other Expenses.

September 12, 2025

Response:     The Fund’s adviser, Prospera Funds, Inc., is responsible for the payment of organization and offering expenses.

Comment 11. We note that the filing is missing audited seed financial statements with an accompanying consent from a registered public accountant. We may have further comments on these missing portions when you complete them.

Response:    The Registrant intends to include seed financial statements in an upcoming pre-effective amendment showing that it has a net worth of at least $100,000. The Registrant acknowledges that the Staff may have additional comments.

Comment 12. Please confirm how the Fund intends to comply with the seed capital requirements of Section 14(a) of the 1940 Act, and if applicable, provide the undertaking required by Item 35 and Section 14(a)(3) of the 1940 Act.

Response:    The Registrant respectfully refers the Staff to its response to Comment 11. The Registrant intends to comply with the seed capital requirements of Section 14(a) of the 1940 Act by the Fund’s adviser, Prospera Funds, Inc., providing the initial $100,000 seed capital. Item 35 is therefore not applicable, because the Registrant is not relying on Section 14(a)(3) of the 1940 Act.

    If you have any questions or additional comments, please call JoAnn M. Strasser at (614) 469-3265.

Sincerely,
/s/ JoAnn M. Strasser
JoAnn M. Strasser